UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number: 001-15102

Embraer — Empresa Brasileira de Aeronáutica S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the websites cited on this report on Form 6-K is not incorporated by reference in the referred registration statement on Form F-3.

EMBRAER AND FLYBE SIGN AN ORDER FOR UP TO US$ 5.0 BILLION

British airline could add up to 140 EMBRAER 175s to its fleet of 14 EMBRAER 195 jets

São José dos Campos, July 20, 2010 – Embraer and Flybe, one of Europe’s leading low-cost and regional airlines, signed a contract for the sale of 35 EMBRAER 175 jets, today, at the 47th Farnborough International Airshow, in England. The deal includes 65 options and 40 purchase rights, giving the order a potential for 140 EMBRAER 175s. The total value of the contract, at list price, is US$ 1.3 billion, based on January 2010 economic conditions, and could reach US$ 5.0 billion, if all options and purchase rights are exercised.

“Flybe’s decision to select the EMBRAER 175 to complement its existing fleet of 14 EMBRAER 195s is great news, indeed, and we are very thankful for this further sign of confidence in our E-Jets family,” states Frederico Fleury Curado, Embraer President & CEO. “I am sure that this new fleet strategy will give Flybe an even greater profile in the leadership role they play, today.”

The British airline’s EMBRAER 175 jets will be configured in a single-class layout, seating up to 88 passengers with comfortable, 30-inch pitch (76 cm) Elite seats. The first aircraft is scheduled for delivery in the second half of 2011.

“We have enjoyed an excellent relationship with Embraer, since we became the world’s launch customer for the EMBRAER 195, a superb addition to our fleet with outstanding reliability and performance,” says Jim French, Flybe Chairman and Chief Executive Officer (CEO). “The EMBRAER 175 will give us significant added capacity and is particularly suited to the sector lengths prevalent in Europe that we are most interested in exploiting. In short, it perfectly fits Flybe’s business model. We are delighted to extend the long-running partnership with Embraer. With this order, we are securing an aircraft that fits the stated aim of furthering our position as the leading regional airline in Europe.”

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

About Flybe

Flybe (www.flybe.com) is a British low-cost and regional airline headquartered at Exeter International Airport (EXT), in Devon, England. It started operations in 1979, as Jersey European Airways, establishing a few key routes from the Jersey Islands to the U.K. The airline re-branded as British European, in June 2000, shortening this title to Flybe, in 2002, repositioning itself as a full service, low-fare airline.

Following the successful acquisition and integration of BA Connect, in March 2007, Flybe increased its route network in both the U.K. and continental Europe, becoming the leading European regional airline. The company currently operates 198 routes, carrying around 7.5 million passengers per year on 73 aircraft, including 14 EMBRAER 195 jets.

About the EMBRAER 170/190 E-Jets family

The EMBRAER 170/190 family of E-Jets consists of four commercial jets with 70 to 122 seats, featuring advanced engineering design, efficient performance, outstanding operating economics, low emission levels and a spacious cabin without middle seats.

The E-Jets have a maximum cruising speed of Mach 0.82, can fly at 41,000 feet (12,497 meters) and have ranges of up to 2,400 nautical miles (4,448 km). The high degree of commonality among the four aircraft – EMBRAER 170, EMBRAER 175, EMBRAER 190 and EMBRAER 195 – results in exceptional savings for carriers, in terms of crew training and costs of spare parts and maintenance. Another key feature of the E-Jets is the state-of-the- art, fly-by-wire technology, which increases operating safety, while reducing pilot workload and fuel consumption.

The double-bubble fuselage design provides superior comfort and includes two main passenger entrances and two service doors, thus minimizing aircraft turn-around time. The E-Jets offer much more space for passengers, in a single or dual-class layout, than other aircraft with similar seating capacities. For more details, visit www.EmbraerCommercialJets.com.

The E-Jets have achieved outstanding success, with nearly 900 firm orders logged and over 650 jets in operation, worldwide. They have accumulated more than 3.7 million flight hours and transported 200 million passengers. This proven family is helping airlines to rightsize low load factor narrowbody routes, to replace older, inefficient aircraft, and to develop new markets with lower operating costs, greater efficiency, and outstanding passenger comfort.

To better understand the benefits of these aircraft, when substituting older jets, visit www.eforefficiency.com.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

Embraer Image Gallery

Visit the Embraer image gallery at www.embraer.com.

Note to Editors

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; BM&FBovespa: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the United States. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the commercial aviation, executive aviation, and defense segments. The Company also provides after sales support and services to customers worldwide. On June 30, 2010, Embraer had a workforce of 16,781 employees – not counting the employees of its partly owned subsidiaries – and its firm order backlog totaled US$ 15.2 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2010

Embraer-Empresa Brasileira de Aeronáutica S.A.

By:	/s/ Luiz Carlos Siqueira Aguiar
Name: Luiz Carlos Siqueira Aguiar
Title: CFO